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                                                        EXHIBIT H

                     PROPOSED FORM OF NOTICE

   New England Electric System ("NEES"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") has filed a Form U-1 Application/Declaration (File No. 70-____) under Sections 6(a), 7, 9(a), 10, 12, and 13 of the Public Utility Holding Company Act of 1935 and Rule 45 thereunder. NEES owns retail electric companies (the "Retail Companies"), New England Power Company ("NEP") which generates, purchases, transmits, and sells electric energy in wholesale quantities, New England Power Service Company ("NEPSCO"), a service company, New England Energy Incorporated, an oil and gas exploration and development company, and New England Electric Resources, Inc. ("NEERI"), a consulting services company. NEES also owns a number of special purpose companies.

   Neither NEES nor any subsidiary currently has an ownership interest in an exempt wholesale generator ("EWG") as defined in
Section 32 of the Act or a foreign utility company ("FUCO") as defined in Section 33 of the Act. Additionally, neither NEES nor any subsidiary is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO. NEES and NEERI have filed an Application/Declaration (File No. 70-8783) requesting authority to make EWG and FUCO acquisitions and financings.

   In 1995, the NEES companies announced Choice: New England, a plan to allow all customers of electric utilities in Massachusetts, Rhode Island, and New Hampshire to choose their power supplier beginning in 1998. Choice: New England was developed in response to 1995 decisions by the Massachusetts Department of Public Utilities ("MDPU") and the Rhode Island Public Utilities Commission ("RIPUC") approving a set of principles for industry restructuring. These principles included allowing utilities the opportunity to recover the amount by which costs exceed market prices, commonly referred to as "stranded costs".

   Under Choice: New England, the pricing of generation would be deregulated. However, customers, would have the right to receive service under a "standard offer" from the incumbent utility, the pricing of which would be approved in advance by regulators. Customers electing the standard offer would be eligible to choose an alternative power supplier at any time, but would not be allowed to return to the standard offer. Under Choice: New England, transmission and distribution rates would remain regulated; however, the plan proposes that cost of service pricing of distribution rates would be supplemented by a system that would reward or penalize distribution utilities for their performance relative to benchmarks established by regulators. Choice: New

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England proposes that the cost of NEP's past generation
commitments be recovered through a wires access charge.

   Choice: New England is subject to approval by state and federal regulators and the timetable for their consideration is uncertain. The plan was filed with the Massachusetts Department of Public Utilities on February 16, 1996.

   As a step toward implementation of Choice: New England, NEES proposes to form one or more marketing companies in each New England state, New York, New Jersey, Pennsylvania, Maryland, and Delaware (the "Marketing Companies"). Marketing Companies would be established in Massachusetts, Rhode Island, and New Hampshire to provide standard offer services to existing customers of the Retail Company (each such Marketing Company, a "Standard Offer Marketing Company"). Marketing companies may also be established in each of the states referenced above to market electricity to retail and wholesale customers (each such Marketing Company, a "General Marketing Company").

   The Marketing Companies also propose to provide a broad range of energy and related services to customers. These services include but are not limited to, audits, power quality, fuel supply, repair, maintenance, construction, design, engineering and consulting.

   Staffing is expected to begin with a small group of employees for the Marketing Companies, primarily sales staff. Technical and support staff needed for a particular project could be assigned for the duration of that project from other affiliated companies, and the assigned employees would continue to be employees of the affiliated company. All costs associated with such staff (including compensation, overheads, and benefits) would be fully reimbursed by the Marketing Company to which they were assigned. Reimbursements for these costs will be on a thirty-day cycle basis.

   Marketing Company employees will have access only to information supplied to the marketplace as a whole. The relationship between the marketing affiliate and regulated operations will be governed by defined standards of conduct and with formal audit procedures. Separate books and records will also be maintained. Procedures similar to those adopted by FERC for gas marketing affiliates will be adopted for the Marketing Companies.

   NEES proposes to provide initial financing for each Marketing Company by the purchase of one thousand shares of the common stock, par value $1.00 per share, for a total purchase price of $1,000. NEES then proposes to make capital contributions and/or loans to the Marketing Company from time to time, provided that such NEES financing to all Marketing Companies shall not be in

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excess of $15 million, in the aggregate outstanding at any one time. Any such loans will be in the form of non-interest bearing subordinated notes payable in twenty years or less from the date of issue. It is proposed that the above investments be authorized through December 31, 1999.